October 2, 2018

James M. Bone, Jr.
Executive Vice President and Chief Financial Officer
FNCB Bancorp, Inc.
102 East Drinker St.
Dunmore, PA 18512

       Re: FNCB Bancorp, Inc.
           Registration Statement on Form S-3
           Filed September 28, 2018
           File No. 333-227599

Dear Mr. Bone:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services